Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DISCLOSEABLE AND CONNECTED TRANSACTION

AND

CONTINUING CONNECTED TRANSACTIONS

FINANCIAL SERVICES FRAMEWORK AGREEMENT

Reference is made to the announcements of the Company dated 8 November 2013 and 4 May 2015 in relation to, among others, the Provision of Deposit Services and the Provision of Loan Services between the Parties under the Previous Financial Services Framework Agreement and its supplemental agreement.

Reference is also made to the announcement of the Company dated 19 November 2015 in relation to the insurance business platform services arrangements under the Cooperation Framework Agreement.

The Company announces that, on 29 August 2016 (after trading hours), in view of the coming expiry of the Previous Financial Services Framework Agreement and the Cooperation Framework Agreement, the Company and the Finance Company entered into the Financial Services Framework Agreement to renew and extend the term of the provision of the financial services contemplated under the Financial Services Framework Agreement for a period of three years, and also include the transactions in relation to the insurance business platform services which is originally covered by the Cooperation Framework Agreement. The Financial Services Framework Agreement is for a fixed term of 3 years, commencing from 1 January 2017 to 31 December 2019.

As the Finance Company is a connected person of the Company under the Listing Rules, the transactions contemplated under the Financial Services Framework Agreement constitutes continuing connected transactions of the Company under the Listing Rules.

As one or more of the relevant applicable percentage ratios for the Provision of Deposit Services is higher than 5% but less than 25% on an annual basis, the Provision of Deposit Services constitutes a continuing connected transaction subject to the reporting, annual review, announcement and the shareholders’ approval requirements under the Listing Rules. Further, the Provision of Deposit Services constitutes the provision of financial assistance under Rule 14.04(1)(e) of the Listing Rules and thus a discloseable transaction under Chapter 14 of the Listing Rules.

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The Provision of Loan Services by the Finance Company to the Group would amount to financial assistance by a connected person for the benefit of the Group, which are on normal commercial terms or better, and such loans are not secured by the assets of the Group, therefore the Provision of Loan Services is exempt under Rule 14A.90 of the Listing Rules from all reporting, annual review, announcement and shareholders' approval requirements.

In respect of the other financial services to be provided by the Finance Company to the Group, the Company expects that the total fees payable by the Group to the Finance Company will not exceed RMB5 million for each of the three years ending 31 December 2019, which fall within the de minimis threshold set out in Rule 14A.76 of the Listing Rules, therefore the provision of the other financial services by the Finance Company to the Group is exempt from the reporting, annual review, announcement and shareholders' approval requirements of the Listing Rules.

As one or more of the applicable percentage ratios for the insurance business platform services provided by the Group under the Financial Services Framework Agreement is on an annual basis exceeding 0.1% and less than 5%, the provision of insurance business platform services constitutes a continuing connected transaction subject to the reporting, announcement and annual review requirements and are exempt from the shareholders’ approval requirement under the Listing Rules.

CSAHC and its associates are required to abstain from voting in respect of the proposed resolution to approve the Provision of Deposit Services.

The Company will send a circular containing, among other things, a letter of advice from the independent financial adviser to both the Independent Board Committee and the Shareholders and a letter of recommendation from the Independent Board Committee to the Shareholders and the details of the general meeting to be held to approve the Financial Services Framework Agreement (including Provision of Deposit Services and the Caps) on or before 15 November 2016 in accordance with the Listing Rules.

Reference is made to the announcements of the Company dated 8 November 2013 and 4 May 2015 in relation to, among others, the Provision of Deposit Services and the Provision of Loan Services between the Parties under the Previous Financial Services Framework Agreement and its supplemental agreement.

Reference is also made to the announcement of the Company dated 19 November 2015 in relation to the insurance business platform cooperation arrangements under the Cooperation Framework Agreement

I.	FINANCIAL SERVICES FRAMEWORK AGREEMENT

(i)	Date

29 August 2016 (after trading hours)

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(ii)	Parties

(a)	The Company, its principal business activity of the Company is that of civil aviation.

(b)	The Finance Company, a non wholly-owned subsidiary of CSAHC which is owned as to approximately 66.02% by CSAHC and its wholly-owned subsidiary, 33.98% by the Company together with its four subsidiaries. The principal business activity of the Finance Company is that of providing financial services, which it is authorised to carry out under the applicable rules and regulations of the PRC.

(iii)	Subject matter

(a) Financial Services Provided by the Finance Company to the Group

Pursuant to the Financial Services Framework Agreement, the Finance Company agreed to provide the following financial services to the Group:

Provision of Deposit Services

The Finance Company shall accept deposit of money from the Group at interest rates not lower than interest rate rules prescribed by the PBOC from time to time for the same term of deposit. The Finance Company will in turn deposit the whole of such sums of money with certain stated-owned commercial banks and listed commercial banks to control the risk. The Finance Company will ensure the Group is able to use the deposits at any time.

The Company is not subject to any extra charges for depositing money with the Finance Company. The interest rate (such as time deposit rate and saving deposit rate) for the Group’s deposits with the Finance Company shall not be lower than the rate payable by normal commercial banks in the PRC for comparable deposits (whichever is higher).

Provision of Loan Services

The Finance Company shall make loans or provide credit line services to the Group and the entering into of separate loan agreements, which will set out the terms and conditions of the loans, upon application by the Company during the term of the Financial Services Framework Agreement. The Company will comply with the Listing Rules when entering into such separate written agreements. The Finance Company shall not charge interest rates higher than the interest rate rules prescribed by the PBOC for similar loans. The total amount of outstanding loans extended by the Finance Company to the CSAHC Group (excluding the Group) must not exceed the sum of the Finance Company's shareholders' equity, capital reserves and money deposit received from other parties (except the Group).

The interest rate for loans provided to the Group by the Finance Company shall not be higher than the interest rate rules prescribed by the PBOC for the same type of loan and, subject to the above, the interest rate charged on the loans to the Group shall be equal to or lower than the rate charged by normal commercial banks in the PRC for comparable loans (whichever is lower).

The Company will make repayment of principal and payment for interest in accordance with the payment terms of the separate loan agreements as might be entered into between the Parties.

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Provision of other financial services

Upon request by the Company, the Finance Company shall also provide other financial services to the Group, including financial and financing consultation, credit certification and other relevant advice and agency services, insurance agency services, and other businesses which are approved by CBRC to be operated by the Finance Company by entering into of separate agreements, which will set out the terms and conditions of such services. If the Company is approved to issue bond, the Finance Company can accept engagement by the Company to provide bond issuance or underwriting services, subject to the entering into of separate agreements. The Company will comply with the reporting, annual review, announcement and independent shareholders' approval requirements of the Listing Rules if the transaction amount of other financial services contemplated under the Financial Services Framework Agreement would exceed the relevant threshold when entering into such separate written agreements.

For the other financial services provided by the Finance Company under the Financial Services Framework Agreement, the fees charged by the Finance Company for the provision of other financial services shall be fixed according to the rate of fees chargeable prescribed by the regulatory institutions such the PBOC or the CBRC or CIRC and, subject to the above principle, the fees chargeable shall be equal to or lower than the rate charged by the Finance Company against independent third parties for the same type of financial services.

The Company will make payment for such fees and commissions in accordance with the payment terms of the separate agreements for other financial services as might be entered into between the Parties. In respect of the other financial services to be provided by the Finance Company to the Group, the Company expects that the annual fees payable by the Group to the Finance Company will not exceed RMB5 million during the term of the Financial Services Framework Agreement.

(b) Insurance Business Platform Services Provided by the Group to the Finance Company

In relation to the insurance business platform services arrangements under the Financial Services Framework Agreement, the Company as the platform service provider, agreed to cooperate with the Finance Company, and authorize Finance Company to use the various platforms of the Group including electronic platforms (such as B2C website, the mobile terminal air tickets sale platform and VOS sale system of the Company) and ground service counter channels as the sales platforms for sale of various insurances relating to aviation transportation including baggage insurance and aviation passenger accident insurance.

The Company as the platform service provider, shall be responsible for providing the platforms and assisting the sale of various insurances. The Finance Company (the only entity within the CSAHC Group holding the comprehensive insurance agent qualification which was approved by both CBRC and CIRC) as the insurance sales agent, shall be responsible for the sale of various insurance through the said various platforms of the Company. The Finance Company will pay the service fees to the Group according to the sales volume of the different types of insurances conducted through the various channels.

For the sale of insurance policies through the Group's ground service counter channels and its electronic platforms, the Group is currently charging a fixed ratio of the insurance premium of each of the following different kinds of insurance policies:

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Types and ways of insurance policies to be sold	Fee scale	Fee determination basis
sold through its electronic platforms	RMB 5 or RMB 7/ policy, representing 25% of the insurance premium	No comparative market charging standard due to the specific nature of such transaction sold through the ground service counter channels
• Domestic baggage insurance policy	RMB 2.37 or RMB 2.67/ policy, representing 26.7% of the insurance premium	determined by the relevant rental cost for ground service counters plus a fixed profit of 30% (covering the relevant tax and other management expenses)
• International baggage insurance policy	RMB 13.34/ policy, representing 26.7% of the insurance premium
• Aviation passenger accident insurance policy sold in Guangzhou	RMB 9 (for domestic product) or RMB 30 (for international product) / policy, representing 30% of the insurance premium	determined by the basic fixed fee of RMB5 or RMB7 charged by the Group for the sale of similar insurance policy through electronic platforms plus the increased ratios taking into account the counter rental cost and the cost of human resources
• Aviation passenger accident insurance policy sold in Guangdong province (except Guangzhou) and other provinces	RMB 8/ policy, representing 40% of the insurance premium

The pricing model has been agreed on an arm's length basis by the Company and the Finance Company with reference to the determination basis as set out in the table above. If the premium of the insurance products have changes, the services fee for each policy may subject to further changes according to the fixed ratio.

(iv)	Term of the Financial Services Framework Agreement

The Financial Services Framework Agreement is for a fixed term of 3 years, commencing from 1 January 2017 to 31 December 2019.

(v)	Proposed annual Cap

(a) Financial Services Provided by the Finance Company to the Group

Pursuant to the Financial Services Framework Agreement, each of the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by the Company as well as the maximum amount of the outstanding loan provided by the Finance Company to the Company (including the corresponding interests payable accrued thereon) at any time during the term of the Financial Services Framework Agreement shall not exceed the Cap which is set at RMB8 billion on any given day.

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The Cap of RMB8 billion is determined principally by reference to:

(1)	the cash flow position of the Group. The amount of cash and cash equivalents held by the Group as at 31 December 2015 and 30 June 2016 were RMB4,560 million and RMB6,151 million (unaudited);

(2)	the revised cap of RMB8 billion provided for the Provision of Deposit Services under the agreement dated 4 May 2015 supplemental to the Previous Financial Services Agreement (details of which are provided in the announcements of the Company dated 8 November 2013 and 4 May 2015);

(3)	the maximum historical daily balance of the deposits of the Group with the Finance Company during the two financial years ended 31 December 2015 and the six months ended 30 June 2016 (as provided below); and

(4)	the expectation that the bank and cash balance of the Group shall not have any substantial changes under a stable operating environment of the Group, so the maximum daily amount of the deposits placed with the Finance Company shall maintain at a cap of RMB8 billion.

(b) Insurance Business Platform Services Provided by the Group to the Finance Company

The annual caps in relation to the service fees to be charged by the Group for the integrated insurance business platform services arrangement under the Financial Services Framework Agreement as follows:

	For the financial year ending 31 December
	2017 RMB (million)	2018 RMB (million)	2019 RMB (million)
Caps	68.60	79.35	91.67

The proposed annual caps for the insurance business platform services arrangement under the Financial Services Framework Agreement are determined with reference to:

(1)	the historical figures of the relevant transactions (as provided below);

(2)	the original annual caps as disclosed in the announcement of the Company dated 19 November 2015 (RMB40 million (2015) and RMB60 million (2016));

(3)	the expected increase of insurance business sold through the ground service counter channels in the provinces and regions other than Guangdong province which the current insurance business platform services mainly provide at; and

(4)	the expected increase in demand for the various insurances based on the approximately 15% growth of the sales of the various insurance policies to be sold through the electronic platforms and ground service counter platform of the Company for the each of financial years ending 31 December 2019.

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(vi)	Historical figures

(a) Financial Services Provided by the Finance Company to the Group

The original annual caps the Previous Financial Services Framework Agreement and its supplemental agreement were as follows:

	For the financial year ended/ending 31 December
	2014 RMB (million)	2015 RMB (million)	2016 RMB (million)
Provision of Deposit Services and Provision of Loan Services	6,000	8,000	8,000
Provision of other financial services	5	5	5

The historical figures relating to the Provision of Deposit Services, Provision of Loan Services and provision of other financial services, during the two financial years ended 31 December 2015 and six months ended 30 June 2016, were as follows:

	Balance of the deposits placed with the Finance Company as at RMB (million)	Balance of the outstanding loans provided by the Finance Company as at RMB (million)	Deposit interest income received from the Finance Company for the financial period ended RMB (million)	Loan interest payable to the Finance Company for the financial period ended RMB (million)	Other financial services fee payable to the Finance Company RMB (million)
31 December 2014	4,264	0	68	11	0
31 December 2015	2,934	0	70	4	0
30 June 2016	3,244	0	16	2	0

The historical maximum daily balance of the deposits with the Finance Company placed by the Group and the historical maximum daily balance of outstanding loans owned by the Group to the Finance Company, during the two financial years ended 31 December 2015 and six months ended 30 June 2016, were as follows:

	For the financial year ended 31 December		For the six months ended 30 June
	2014 RMB (million)	2015 RMB (million)	2016 RMB (million)

Maximum daily amount of deposits placed by the Group	5,988	5,934	5,473
Maximum daily amount of outstanding loans owed by the Group	520	500	500

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The historical maximum daily amount of deposits placed by the Group was greater than the historical maximum daily amount of outstanding loans owed by the Group to the Finance Company because over 95% of the bank loans of the Group are denominated in US dollars (instead of in RMB), so as to meet the business need (i.e. payment for consideration of aircraft, etc) and facilitate daily financial operation of the Group.

The loans provided by the Finance Company to the Group in the past were unsecured. In future, if the Company provides any guarantee and/or security in respect of any future loans to be provided by the Finance Company to members of the Group, it will comply with the then applicable requirements under the Listing Rules.

(b) Insurance Business Platform Services Provided by the Group to the Finance Company

The aggregate historical services fees charged by the Group for the insurance business platform services arrangements were as follows:

	For the financial year ended 31 December		For the six months ended 30 June
	2014 RMB (million)	2015 RMB (million)	2016 RMB (million)
Services fees charged by the Group	22	16	15
Original caps for insurance business platform services arrangements	N/A	40	60 (for the year ending 31 December 2016)

II.	Reasons and benefits of the Financial Services Framework Agreement

(i) Financial Services Provided by the Finance Company to the Group

The main reasons for the election by the Company to continue to use the Finance Company for the provision of the relevant financial services are as follows:

•	the Finance Company is a non-bank financial company established under the approval of the PBOC according to the “Administrative Measures for Enterprise Group Finance Companies” and with a financial license issued by CBRC;

•	the total amount of outstanding loans extended by the Finance Company to the CSAHC Group (excluding the Group) must not exceed the sum of the Finance Company’s shareholders’ equity, capital reserves and money deposit received from other parties (except the Group);

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•	the pricing policy of the Finance Company and commercial banks in China are subject to guidelines set by the PBOC. Therefore, the fees charged by the Finance Company for its services to the Company is comparable to those charged by PRC banks for similar services;

•	the Finance Company is regulated by the PBOC and the CBRC and provides its services in accordance with and in satisfaction of the rules and operational requirements of these regulatory authorities. In addition, the capital risks are reduced through the introduction of risk control measures;

•	the Group usually receives interest on its money deposited with the Finance Company at rates which are no less favourable than the rate payable by normal commercial banks in the PRC for comparable deposits (whichever is higher) This arrangement allows the Group to achieve a more efficient use of its current capital, since the Group can enjoy better interest rates on depositing its current capital with the Finance Company than the PRC commercial banks can offer to the Group;

•	the Finance Company is a regulated financial institution in the PRC and is entitled to interbank interest rates, which are generally higher than normal commercial interest rates when re-depositing deposits with commercial banks in the PRC. The Company also holds 21.09% equity interest directly, and 12.89% equity interest indirectly through its subsidiaries, in the Finance Company. Accordingly, the Company will share the benefit from the Finance Company’s profits;

•	pursuant to the relevant regulations of the PBOC and the CBRC, the customers of the Finance Company are principally limited to entities within the CSAHC Group (including the Group), thereby reducing the risks that the Finance Company may otherwise be exposed to if its customers included other entities unrelated to Group;

•	leveraging the Finance Company as the settlement platform, the Company can strengthen its centralized funds management and shorten the transit time for fund transfer;

•	the Company has appointed director representatives in the Finance Company to supervise the operation and management and the internal control of the Finance Company. Further, the Finance Company will report to the Company on a monthly basis regarding the status of the Company's deposit and re-deposit with other commercial banks made by the Finance Company so as to strengthen the Company's supervision over its deposit in the Finance Company;

•	on 31 March 2009, pursuant to the financial services agreement entered into between the Company and the Finance Company, CSAHC, as the controlling shareholder of the Finance Company, has undertaken to the Company the following:

•	the Finance Company is a duly incorporated enterprise group finance company under the “Administrative Measures for Enterprise Group Finance Companies” and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group; and the relevant capital flows are kept within the Group;

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•	the operations of the Finance Company are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from the Finance Company of the Company are definitely secure. In future, the Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations;

•	in respect of the Company's deposits with and borrowings from the Finance Company, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAHC will not intervene in the relevant decision-making process of the Company; and

•	as the Company is independent from CSAHC in respect of its assets, businesses, personnel, finance and organizational structures, CSAHC will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company; and

•	the Board has passed the "The Risk Control System relating to the Connected Transactions between China Southern Airlines Company Limited and Southern Airlines Group Finance Company Limited " on 28 July 2010 (the full text of which has been uploaded on the website of the Shanghai Stock Exchange at www.sse.com.cn) and carried out connected transactions with the Finance Company in accordance with this system, so as to ensure the safety and liquidity of the deposits placed by the Company with the Finance Company.

The Directors are of the opinion that the Provision of Deposit Services comptempated under the Financial Services Framework Agreement will not increase the indebtedness of Group and will not have an adverse effect on the sufficiency of the working capital of the Group.

The Board (including the independent non-executive Directors) considers that the terms in relation to the Provision of Loan Services and other financial services under the Financial Services Framework Agreement are fair and reasonable and are entered into on normal commercial terms or better and in the ordinary and usual course of business of the Company and in the interests of the Group and its Shareholders as a whole.

The Board (excluding the independent non-executive Directors whose view will be expressed in the circular) further considers that the terms of the in relation to the Provision of Deposit Services under the Financial Services Framework Agreement and the Cap in respect of the maximum daily balance of deposit (including the corresponding interests accrued thereon) are fair and reasonable and are entered into on normal commercial terms or better and in the ordinary and usual course of business of the Company and in the interests of the Group and its Shareholders as a whole.

(b) Insurance Business Platform Services provided by the Group to the Finance Company

The Finance Company is a non-bank financial company established under the approval of the People’s Bank of China according to the “Administrative Measures for Enterprise Group Finance Companies” and with a financial license issued by CBRC. The Finance Company holds the comprehensive insurance agent qualification which covers a wide range of various insurance products, thus it is eligible to provide a wider scope of services when involved in the insurance business transactions. The insurance business platform services arrangement under the Financial Services Framework Agreement can make sure the services provided by the Group is conducted in accordance with and in satisfaction of the relevant requirements of the regulatory authorities (including but not limited to the CIRC). The purchase of insurance policies through the various platforms of the Company has been bringing the convenience to the passengers to avoid complicated authorisation and purchase procedures.

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The Board (including the independent non-executive Directors) considers that the terms in relation to the insurance business platform services under the Financial Services Framework Agreement were entered into after an arm's length negotiation and the terms therein (including the annual caps) are fair and reasonable, the said transactions contemplated under the Financial Services Framework Agreement are on normal commercial terms or better and in the ordinary and usual course of business of the Group; and is beneficial to the operation and long-term development of the Group and in the interests of the Company and its Shareholders as a whole.

III.	Implications under the Listing Rules

The Finance Company is a non-bank finance company established under the direction of the PBOC with the main business scope of providing various financial services, including deposit and loan facilities, credit facilities, guarantee, remittance of money and credit references, principally to the CSAHC Group. As the Finance Company is a connected person of the Company under the Listing Rules, the Financial Services Framework Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under the Listing Rules.

(i) Financial Services Provided by the Finance Company to the Group

As one or more of the relevant applicable percentage ratios for the Provision of Deposit Services is higher than 5% but less than 25% on an annual basis, the Provision of Deposit Services constitutes a continuing connected transaction subject to the reporting, annual review, announcement and the shareholders’ approval requirements under the Listing Rules. Further, the Provision of Deposit Services constitutes the provision of financial assistance under Rule 14.04(1)(e) of the Listing Rules and thus a discloseable transaction under Chapter 14 of the Listing Rules.

The Provision of Loan Services by the Finance Company to the Group would amount to financial assistance by a connected person for the benefit of the Group, which are on normal commercial terms or better, and such loans are not secured by the assets of the Group, therefore the Provision of Loan Services is exempt under Rule 14A.90 of the Listing Rules from all reporting, annual review, announcement and shareholders' approval requirements.

In respect of the other financial services to be provided by the Finance Company to the Group, the Company expects that the total fees payable by the Group to the Finance Company will not exceed RMB5 million for each of the three years ending 31 December 2019, which fall within the de minimis threshold set out in Rule 14A.76 of the Listing Rules, therefore the provision of the other financial services by the Finance Company to the Group is exempt from the reporting, annual review, announcement and shareholders' approval requirements of the Listing Rules.

(ii) Insurance Business Platform Services provided by the Group to the Finance Company

As one or more of the applicable percentage ratios (other than the profits ratio) for the insurance business platform services provided by the Group under the Financial Services Framework Agreement is on an annual basis exceeding 0.1% and less than 5%, the provision of insurance business platform services constitutes a continuing connected transaction subject to the reporting, announcement and annual review requirements and are exempt from the shareholders’ approval requirement under the Listing Rules

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Among the 11 Directors, three connected Directors, Mr. Wang Chang Shun, Mr. Yuan Xin An and Ms. Yang Li Hua, were required to abstain from voting in the Board meeting in respect of the resolutions to approve the Financial Services Framework Agreement. All remaining eight Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolution was in compliance with the Company Law of the PRC and the Company’s articles of association.

An Independent Board Committee has been formed to advise the Shareholders in respect of the Provision of the Deposit Services under Financial Services Framework Agreement. The independent financial adviser will be appointed to advise the Independent Board Committee and the Shareholders in respect of the Provision of the Deposit Services under Financial Services Framework Agreement .

CSAHC and its associates, who were directly and indirectly holding an aggregate of 5,103,998,665 Shares (representing approximately 51.99% of the issued share capital of the Company) as at the date of this announcement, are required to abstain from voting in respect of the proposed resolution to approve the Provision of Deposit Services under the Financial Services Framework Agreement in the general meeting.

The Company will comply with the Listing Rules when it enters into further separate agreements with the Finance Company in connection with the Provision of Loan Services and the other financial services by the Finance Company.

The Financial Services Framework Agreement is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

IV.	FURTHER INFORMATION

The Company will send a circular containing, among other things, a letter of advice from the independent financial adviser to both the Independent Board Committee and the Shareholders and a letter of recommendation from the Independent Board Committee to the Shareholders and the details of the general meeting to be held to approve the Financial Services Framework Agreement (including Provision of Deposit Services and the Caps) on or before 15 November 2016 as additional time is required to prepare the information (including the letter from the independent financial adviser) required to be included in the circular in accordance with the Listing Rules.

V.	DEFINITIONS

In this announcement, the following expressions have the following meanings, unless the context requires otherwise:

“Board”	the board of Directors

“Cap(s)”	the maximum daily balance of deposits placed by the Company (including the corresponding interest accrued thereon) on any given day during the life of the Financial Services Framework Agreement

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"CBRC"	China Banking Regulatory Commission

"CIRC"	China Insurance Regulatory Commission

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability

“Cooperation Framework Agreement”	the insurance business platform cooperation framework agreement entered into between the Company and the Finance Company dated 19 November 2015

“CSAHC”	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“CSAHC Group”	CSAHC and its subsidiaries

“Directors”	directors of the Company

“Finance Company”	Southern Airlines Group Finance Company Limited, a company incorporated in the PRC with limited liability

“Financial Services Framework Agreement”	the financial services framework agreement dated 29 August 2016 entered into between the Parties

“Group”	the Company and its existing subsidiaries

“Independent Board Committee”	the independent committee of the Board, the members of which consist of the independent non-executive Directors, formed to advise the Independent Shareholders with respect to the Financial Services Framework Agreement and the Caps

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Parties”	the Company and the Finance Company

“PBOC”	the People’s Bank of China, the central bank of the PRC

“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this announcement only, Hong Kong, Macau and Taiwan)

“Previous Financial Services Framework Agreement”	the previous financial services framework agreement dated 8 November 2013 entered into between the Parties

“Provision of Deposit Services”	the provision of deposit of money services (including but not limited to time deposit, saving deposit) by the Finance Company to the Company pursuant to the Financial Services Framework Agreement

“Provision of Loan Services”	the provision of loan services (including credit line services) by the Finance Company to the Company pursuant to the Financial Services Framework Agreement

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“Shareholders”	shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

29 August 2016

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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